

July 1, 2014

<u>Via E-Mail</u>
Mr. Ning Ma
Chief Financial Officer
Kiwa Bio-Tech Products Group Corporation
310 North Indian Hill Boulevard
Suite 702
Claremont, CA 91711

      Re: Kiwa Bio-Tech Products Group Corporation
               Form 10-K for the Year Ended December 31, 2013
               Filed March 31, 2014
               File No. 0-33167

Dear Mr. Ma:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Linda Cvrkel

                              Linda Cvrkel
                              Branch Chief